NO ACT

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 7/13/2010

DC PE
7-2-10



10013113

July 13, 2010



Received SEC
JUL 13 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Greenville Federal Financial Corporation
Incoming letter dated July 2, 2010

Based on the facts presented, the Division will not object if Greenville Federal stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ended June 30, 2010. In reaching this position, we note that Greenville Federal has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Greenville Federal will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the fiscal year ended June 30, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Mail Stop 4561

Jason L. Hodges
Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street
Suite 2000, Atrium Two
P.O. Box 0236
Cincinnati, Ohio 45201-0236

Re: Greenville Federal Financial Corporation

Dear Mr. Hodges:

In regard to your letter of July 2, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Vorys, Sater, Seymour and Pease LLP
Legal Counsel

221 East Fourth St.
Suite 2000, Atrium Two
PO Box 0236
Cincinnati, OH 45201-0236

513-723-4000 | www.vorys.com

Founded 1909

Jason L. Hodges

Direct Dial (513) 723-8590
Direct Fax (513) 852-7857

Email jlhodges@vorys.com

Securities Exchange Act of 1934,
Sections 12(h), 13(a) and 15(d), and

Rule 12h-3

July 2, 2010

VIA E-MAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Greenville Federal Financial Corporation
Commission File No. 000-51668

Ladies and Gentlemen:

On behalf of our client, Greenville Federal Financial Corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that the automatic updating of the Company's Registration Statement on Form S-8 during the fiscal year ended June 30, 2010, pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act"), will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission periodic and current reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations under those sections on or before September 28, 2010, the filing deadline for the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

The Company filed on June 22, 2010, a Form 15 terminating the registration of its common stock in accordance with Rule 12g-4(a)(1) under the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to complete the filing of a Form 15 pursuant to Rule 12h-3(b)(1) to discontinue its reporting obligations under Section 15(d) of the Exchange Act prior to the filing deadline for its Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

The Company has authorized us to make the representations set forth in this letter on its behalf.

Background

The Company is the savings and loan holding company for Greenville Federal, a federally chartered savings bank located in Greenville, Ohio (the "Bank"), and engages in no business except through the Bank. Greenville Federal reorganized from the mutual form of ownership into the mutual holding company form of organization, forming the Company and conducting a public offering of the Company's common stock. In connection with the reorganization, the Company registered 1,606,837 shares of common stock of the Company on a Form SB-2, which, after several amendments, was declared effective on November 12, 2005. Of the shares sold in the offering, 55% were purchased by Greenville Federal MHC, 3.9% were purchased by the Company's employee stock ownership plan, and the remaining shares were sold to members of Greenville Federal, including directors and executive officers of Greenville Federal, and others. After the completion of the offering and the reorganization on January 4, 2006, the Company filed a Post-effective Amendment to the Form SB-2 on March 2, 2006, deregistering the 572,552 shares not sold in the offering.

The Company was required by applicable Office of Thrift Supervision regulations to register its common stock under the Exchange Act and to maintain that registration for three years from the effective date of the reorganization. The Company registered its common stock pursuant to Section 12(g) of the Exchange Act by filing a Form 8-A with the Commission on December 14, 2005. The Company's shares were never listed on The NASDAQ Stock Market, either before or after The NASDAQ Stock Market became an exchange, nor were they ever listed on any other stock exchange; since completion of the reorganization, the stock has been quoted on the OTC Bulletin Board under the symbol GVFF.OB. The Company therefore never registered its common stock under Section 12(b) of the Exchange Act. The Company has had assets in excess of $10 million on the last day of each of the most recent three fiscal years and continues to have assets in excess of such amount.

The Company has filed all reports required to be filed by it under the Exchange Act through the date of this letter.

Form S-8

On December 22, 2006, the Company filed a Registration Statement on Form S-8 (the "Form S-8") to register 157,670 shares of common stock that were authorized to be issued pursuant to the Greenville Federal Financial Corporation 2006 Equity Plan (the "Equity Plan"). The Equity Plan authorizes the award of stock options and retention shares (shares of common stock awarded but held in a trust until earned at the rate of one fifth each year for five years from the date of award, with the only requirement for vesting being continued service with the Company). Under the Equity Plan, 8 directors and executive officers currently hold options to purchase 74,800 shares of common stock and 17,280 retention shares that have been awarded but not yet earned. No awards are held by anyone other than such 8 directors and executive officers. The most recent award under the Equity Plan was granted on May 1, 2009. No sales of

Company common stock occurred pursuant to the Registration Statement during fiscal year 2010. No options awarded under the Equity Plan have ever been exercised. No options or retention shares awarded under the Equity Plan have been sold by the persons to whom they have been awarded. Two of the directors hold Company common stock in registered form; the other directors and the one executive officer who is not a director hold shares in trusts or brokerage accounts.

The only amendments to the Form S-8 were filed (i) on August 19, 2008, to report the amendment of the Equity Plan primarily to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and regulations adopted under Section 409A, and (ii) on March 31, 2010, to deregister the shares not yet issued under the Equity Plan, which amendment was effective upon filing.

The Company has not filed any registration statement under the 1933 Act other than the Form SB-2 and the Form S-8 discussed above. The Company has no outstanding equity securities other than the common stock, including the retention shares, and the options issued under the Equity Plan. There are currently no classes of equity securities of the Company registered or required to be registered under Section 12 of the Exchange Act, or that are subject to the reporting requirements of Section 15 of the Exchange Act, other than the common stock of the Company. The Company has no outstanding debt securities.

Issuer Tender Offer and Reduction in Holders of Record

When three years had elapsed since the reorganization and the Company was no longer required by the Office of Thrift Supervision to maintain its Exchange Act registration, the Board of Directors of the Company determined that it would be in the best interests of the Company and its stockholders to reduce the number of holders of record from approximately 400 to less than 300 and to terminate its registration and suspend its reporting obligations under the Exchange Act. The directors determined that deregistration would result in significant cost savings for the Company, due to its small size, and would allow management to focus more attention on its banking business. For the reasons explained in the Company's filings with the Commission and disclosures to the Company's stockholders, the Board of Directors determined to undertake an issuer tender offer to reduce the number of holders of record.

On July 8, 2009, the Company filed a combined Schedule TO/Schedule 13E-3 with respect to such issuer tender offer, and, after filing several amendments in response to comments from the Staff, commenced the tender offer on October 15, 2009. The tender offer expired on November 16, 2009. The Schedule TO/Schedule 13E-3 was amended on November 18, 2009, to report the results of the tender offer.

Management of the Company has determined that as of July 1, 2010, as a result of the tender offer and subsequent changes in the composition of its registered holders, including transfers of shares from registered form into brokerage accounts, the Company had 294 holders of record of its common stock.

Discussion

Suspension of Reporting Obligations Under Rule 12g-4(a) and 12h-3

Rule 12g-4(a) under the Exchange Act provides that an issuer may terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission on a Form 15 that such class of securities is held of record by fewer than 300 persons. Moreover, the issuer's duty to file any reports required under Section 13(a) of the Exchange Act is suspended immediately upon the filing of the Form 15. The Company filed on June 22, 2010, a Form 15 terminating the registration of its common stock.

Upon the Company's termination of the registration of its common stock under Section 12(g), however, its reporting obligation under Section 15(d) of the Exchange Act resumed. Rule 12h-3(a) under the Exchange Act provides that, subject to satisfaction of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) will be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the Form 15 filing, or the period since the issuer became subject to the reporting obligation. The Company has filed all reports required to be filed by it under the Exchange Act since its formation in 2005, is current in its Exchange Act filings as of the date of this letter and meets the requirements of Rule 12h-3(a). The Company meets the requirements of Rule 12h-3(b) because its common stock is held of record by fewer than 300 persons.

Paragraph (c) of Rule 12h-3 provides, however, that the suspension of the Company's obligation to file reports under Section 13(a) is not available for a fiscal year in which a registration statement relating to that class became effective under the 1933 Act or was required to be updated pursuant to Section 10(a)(3) of the 1933 Act. The Form S-8 was required to be updated, and was automatically updated, by the filing of the Company's Form 10-K for fiscal year 2009 filed on September 28, 2009.

Rule 12h-3 is intended to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has indicated that a literal application of Rule 12h-3(c) is not justified by public policy reasons. The Commission stated in the proposing release for the rule that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release").

If the intent of Rule 12h-3(c) is to provide information to purchasers and the investing public through the end of the year in which a registered offering is made, requiring the Company to continue to report would not further that purpose as no sales of Company common stock have been made by the Company during fiscal year 2010. Moreover, the persons who could make purchases pursuant to the Form S-8 are all directors and executive officers, who already have all information about the Company that would be provided in the reports the Company would file under the Exchange Act.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the fiscal year for which no action relief was requested. *See, e.g.,* Craftmade International, Inc. (available January 22, 2010); I. C. Isaacs & Company, Inc. (available August 12, 2008); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings (available February 29, 2008); Bausch & Lomb Incorporated (available November 6, 2007).

In the Proposing Release, the Commission acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed . . ." *See, e.g.,* Craftmade International, Inc. (available January 22, 2010); GrandSouth Bancorporation (available March 19, 2010); Planet Technologies, Inc. (available February 13, 2008). The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts and distraction from the business of banking. The financial burden will increase substantially as new auditor certification requirements take effect with respect to the Company. Such burdens and efforts are disproportionate to the number of record holders who are not directors, officers, affiliates and employees of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Company's common stock. The Board of Directors of the Company estimates that the Company has incurred annual costs of approximately $147,000 in fees and expenses in connection with Exchange Act compliance, not including management's time and effort. As of June 30, 2010, the aggregate market value of the Company's common stock not held or beneficially owned by affiliates (directors, executive officers, the Company's employee stock ownership plan, the Greenville Federal Financial Corporation Equity Plan Trust and Greenville Federal MHC), based on the last reported sale price of $5.00 per share on the OTC Bulletin Board as of that date, was approximately $3.2 million. Of the number of record holders of Company common stock, six are affiliates (the Greenville Federal MHC, the Greenville Federal Financial Corporation Employee Stock Ownership Plan, and the Greenville Federal Financial Corporation Equity Plan Trust), directors, executive officers or employees. According to the OTC Bulletin Board, during the 90 trading days ended June 30, 2010, there were 85 days on which no shares of Company common stock traded at all, and the average daily trading volume was 56 shares.

The holders of options and retention shares issued pursuant to the Equity Plan will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The eight holders of such awards are the seven current directors of the Company and the person who is the Chief Financial Officer, Treasurer, Vice President and Secretary of the Company. Each of these individuals has all of the information about the Company that would be contained in the reports that would be filed with the Commission if the Company were to continue reporting to the Commission. After the Company ceases to be a reporting company, the issuance of securities pursuant to the Equity Plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Equity Plan satisfies the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its award recipients, that the resale of shares acquired under the Equity Plan may only be resold pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from registration under the Securities Act.

Exclusion of Options and Retention Share Awards from Calculation of Security Holders under Rule 12h-3

We believe that it is appropriate to exclude the holders of options and the holders of retention share awards from the calculation of the number of holders of record of the common stock under Rule 12h-3 because of (i) policy considerations expressed by the Commission and (ii) the policy behind, and the provisions of, Rule 12h-1(f) and (g), which are expressed below. *See also* Consonus Technologies, Inc. (available November 10, 2008).

In the release adopting the exemptions provided by Rule 12h-1(f) and Rule 12h-1(g), the Commission stated that "stock options, including stock options issued to employees under stock option plans, are a separate class of equity security for purposes of the Exchange Act." Exchange Act Release No. 34-56887, December 3, 2007.

Because (i) the Commission treats options as a separate class of equity security for purposes of the Exchange Act, (ii) there is no market for the options, (iii) the options are non-transferable by the holders during their lifetimes, and (iv) the eight holders of options are directors and executive officers who own other shares of the Company's common stock, the holders of the Company's options should not be counted, solely in their capacity as holders of options, in the calculation of the number of holders of record of the Company's common stock.

The retention shares are held by trustees of a trust in accordance with the terms of the Equity Plan. The trust has its own account, and award holders are unable to obtain or sell the retention shares until they are earned and distributed from the trust. The directors and executive officers already own other shares of the Company's common stock and intend for the retention shares, once they are earned and are distributed from the trust, to be added to the shares already being held in their existing brokerage accounts.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's position that the automatic, normal course updating of the Form S-8 during the fiscal year ending June 30, 2010, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including the suspension of its duty to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2010. Alternatively, we request an exemption on behalf of the Company pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of its obligations to file current and periodic reports under Section 15(d) of the Exchange Act, including an Annual Report on Form 10-K for the fiscal year ended June 30, 2010. The Company will continue to file all reports required by the Exchange Act until the Form 15 is filed.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

If the Staff has any questions concerning this request or requires additional information, please contact me at (513) 723-8590 or via e-mail at jlhodges@vorys.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss any issues with the Staff prior to the issuance of any written response to this letter.

Thank you in advance for your consideration of this matter. In accordance with footnote 68 of Commission Release No. 33-7427 (July 1, 1997), we are transmitting this letter by e-mail.

Very truly yours,



Jason L. Hodges